     October 10, 2006
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Kos Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2005
Dear Sir or Madam:
     In response to the Staff’s request on October 6, 2006, we hereby confirm that Kos will disclose in future filings with the Commission the following information relating the Best Price Error that was the subject of the Company’s September 15, 2006 response letter to the Staff:
1.	That the only rebates affected were Medicaid rebates.

2.	That the Company will provide a brief update of the evaluation of the Best Price Error that is being conducted by external experts. If such evaluation is not concluded and, as such, the amount of the potential underpayment or overpayment related to Medicaid rebates can not be determined, the Company will state that the amount of the adjustment cannot be estimated.

3.	That the Company’s conclusion is that the net cumulative adjustment was not material to results of operations and financial condition for each of the affected periods.
     Please let us know if you have any further questions or comments regarding any aspect of the foregoing.

Yours truly,
/s/ Juan Rodriguez
Juan F. Rodriguez
Senior Vice President Controller & Corporate Administration

cc:	Adrian Adams Kevin P. Clarke Andrew I. Koven, Esq. Rodney H. Bell (Holland & Knight, LLP) Keith A. Urtel (Ernst & Young, LLP)